UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Sentra Consulting Corp.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   81731G 10-0
                                   -----------
                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                          Valley Stream, New York 11580
                                 (516) 887-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
          David Neuberg
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------- ----- ----------------------------------------
                                   7     SOLE VOTING POWER
                                         11,750,000 shares of common stock
Number of                         ----- ----------------------------------------
Shares
Beneficially                       8     SHARED VOTING POWER
Owned By                                 -0-
Each                              ----- ----------------------------------------
Reporting
Person                             9     SOLE DISPOSITIVE POWER
With                                     11,750,000 shares of common stock
                                  ----- ----------------------------------------

                                  10     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,000 shares of common stock
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.42% (based on 33,175,000 shares of common stock issued and outstanding as of December 21, 2007)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benjamin Neuberg
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------- ----- ----------------------------------------
                                   7     SOLE VOTING POWER
                                         2,500,000 shares of common stock
Number of                         ----- ----------------------------------------
Shares
Beneficially                       8     SHARED VOTING POWER
Owned By                                 -0-
Each                              ----- ----------------------------------------
Reporting
Person                             9     SOLE DISPOSITIVE POWER
With                                     2,500,000 shares of common stock
                                  ----- ----------------------------------------

                                  10     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,500,000 shares of common stock
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.54% (based on 33,175,000 shares of common stock issued and outstanding as of December 21, 2007)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
          Ira Neuberg
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------- ----- ----------------------------------------
                                   7     SOLE VOTING POWER
                                         2,500,000 shares of common stock
Number of
Shares                            ----- ----------------------------------------
Beneficially                       8     SHARED VOTING POWER
Owned By                                 -0-
Each                              ----- ----------------------------------------
Reporting
Person                             9     SOLE DISPOSITIVE POWER
With                                     2,500,000 shares of common stock
                                  ----- ----------------------------------------

                                  10     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,500,000 shares of common stock
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.54% (based on 33,175,000 shares of common stock issued and outstanding as of December 21, 2007)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

Item 1. Security and Issuer

Security:         Common Stock, $.001 par value

Issuer:           Sentra Consulting Corp. (the "Issuer")
                  15 Hoover Street
                  Inwood, NY 11096

Item 2.     Identity and Background.

         (a) This statement is being filed jointly by the following persons:
David Neuberg, Benjamin Neuberg and Ira Neuberg, and are each and collectively referred to as the "Reporting Persons".

         (b) The residence or business address of each of the Reporting Persons is c/o Sentra Consulting Corp., 15 Hoover Street, Inwood, NY 11096.

         (c) (i) The present principal occupation of David Neuberg is President, Chief Executive Officer and a Director of the Issuer. The name, principal business, and address of the organization in which such employment is conducted is that of the Issuer.
              (ii) The present principal occupation of Benjamin Neuberg is Director of Sales. The name, principal business, and address of the organization in which such employment is conducted is that of the Issuer.

              (iii) The present principal occupation of Ira Neuberg is Director of Purchasing. The name, principal business, and address of the organization in which such employment is that of the Issuer.

         (d) During the last five years, no person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         On December 21, 2007, the Issuer, Karat Platinum LLC and each of the members of Karat Platinum entered into an Exchange Agreement. Pursuant to the agreement, each of the Reporting Persons exchanged their membership interests in Karat Platinum LLC for such respective of amounts of shares of the Issuer's common stock as reported herein.

Item 4. Purpose of Transaction

         The Reporting Persons acquired the shares of common stock reported herein in exchange for their respective membership interests of Karat Platinum LLC. As David Neuberg owned the majority of the membership interests in Karat Platinum LLC, following the exchange, David Neuberg became the majority shareholder of the Issuer. None of the Reporting Persons has any present plans or proposals which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) The Issuer had 33,175,000 issued and outstanding shares of common stock as of December 26, 2007. David Neuberg owns 11,750,000 shares (representing 35.42%) of the issued and outstanding shares of common stock of the Issuer. Benjamin Neuberg owns 2,500,000 shares (representing 7.54%) of the issued and outstanding shares of common stock of the Issuer. Ira Neuberg owns 2,500,000 shares (representing 7.54%) of the issued and outstanding shares of common stock of the Issuer.

         (b) David Neuberg, Benjamin Neuberg and Ira Neuberg each has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of their respective shares reported above in this Item 5.

         (c) Other than the acquisition of their respective shares reported herein, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Benjamin Neuberg and Ira Neuberg are siblings and the children of David Neuberg.

         Upon the exchange of their respective membership interests in Karat Platinum LLC for the Issuer's common stock, each of the Reporting Persons entered into a Lock-Up Agreement with the Issuer whereby each agreed that until December 21, 2009, they will not sell any of the shares of common stock of the Issuer they received in exchange for their respective membership interests in Karat Platinum LLC. Although the Lock-Up Agreement provides for customary exceptions for transfers to family members and gifts, each transferee must agree to be bound by the transfer restrictions of the Lock-Up Agreement. In addition, the provisions of the agreement could be waived, upon the approval of 80% of the Board of Directors of the Issuer.

         Other than the Lock-Up Agreement and the relationships among the Reporting Persons described above, there are no contracts, arrangements, understandings or other relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1  Joint Filing Agreement between the Reporting Persons dated December 27,
      2007.

99.2 Lock-Up Agreement dated December 21, 2007 by and between Sentra Consulting Corp. and David Neuberg.

99.3 Lock-Up Agreement dated December 21, 2007 by and between Sentra Consulting Corp. and Benjamin Neuberg.

99.4 Lock-Up Agreement dated December 21, 2007 by and between Sentra Consulting Corp. and Ira Neuberg.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2007

                                                     /s/ David Neuberg
                                                     ---------------------------
                                                     Name: David Neuberg


                                                     /s/ Benjamin Neuberg
                                                     ---------------------------
                                                     Name: Benjamin Neuberg


                                                     /s/ Ira Neuberg
                                                     ---------------------------
                                                     Name: Ira Neuberg



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

















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